Exhibit 5.1

Stephanie Heim

Vice President, Corporate Counsel & Secretary

Public Storage, Inc.

701 Western Avenue

Glendale, California 91201-2397

May [    ], 2006

Public Storage, Inc.

701 Western Avenue

Glendale, California 91201-2397

Ladies and Gentlemen:

As Vice President, Corporate Counsel & Secretary of Public Storage, Inc. (the “Company”), I have examined the Company’s Registration Statement on Form S-4 (File No. 333-133438) filed by the Company with the Securities and Exchange Commission on April 20, 2006, as amended through the date hereof (the “Registration Statement”), which relates to the offer and sale of up to 40,905,468 shares of the Company’s common stock, par value $0.10 per shares (the “Shares”).

I am familiar with the proceedings taken or to be taken by the Company relating to the authorization and issuance of the Shares in the manner set forth in the Registration Statement. I have also examined the Company’s Restated Articles of Incorporation and Revised Bylaws and have made such other investigation as I have deemed necessary in order to express the opinions contained herein.

It is my opinion that:

1. The Company is a corporation duly organized and validly existing in good standing under the laws of the State of California.

2. The Shares, when issued and delivered in the manner and on the terms described in the Registration Statement, will be legally issued, fully paid and nonassessable.

I hereby consent to the reference to me under the caption “Legal Matters” in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement or amendments thereto.

Very truly yours,

Stephanie Heim

Exhibit 8.1

[HOGAN & HARTSON L.L.P. LETTERHEAD]

                         , 2006

Public Storage, Inc.

701 Western Avenue

Glendale, CA 91201-2349

Ladies and Gentlemen:

We have acted as special tax counsel to Public Storage, Inc., a California corporation (the “Company”), in connection with the transactions contemplated pursuant to the Agreement and Plan of Merger dated as of March 6, 2006 (the “Merger Agreement”) by and among Shurgard Storage Centers, Inc., a Washington corporation (“Shurgard”), the Company and ASKL Sub LLC, a Delaware limited liability company and an indirect subsidiary of Company (“Merger Sub”), pursuant to which Shurgard shall be merged with and into Merger Sub (the “Merger”). This opinion letter is being furnished to you in connection with the Registration Statement on Form S-4, containing the Joint Proxy Statement/Prospectus of the Company and Shurgard, filed with the Securities and Exchange Commission on April 20, 2006, as amended through the date hereof (the “Registration Statement”).

Public Storage, Inc.

                    , 2006

Basis for Opinions

The opinions set forth in this letter are based on our best judgment regarding the application of relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies endorsed in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and that might result in material modifications of our opinions.

Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination made by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, although we believe that our opinions set forth herein will be sustained if challenged, an opinion of counsel with respect to an issue is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the following opinions, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for such opinions, including the following:

(1) the Merger Agreement;

(2) the Registration Statement (including the exhibits thereto and all amendments thereto made through the date hereof);

(2) the Agreement and Plan of Reorganization by and among Public Storage Management, Inc. (“PSMI”) and the Company dated June 30, 1995 (the reorganization pursuant to such agreement is referred to hereafter as the “PSMI Merger”);

(3) the Amendment to the Company’s Restated Articles of Incorporation, as adopted in connection with the PSMI Merger;

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                    , 2006

(4) the Shareholders’ Agreement dated November 16, 1995 (“Shareholders’ Agreement”) entered into by B. Wayne Hughes, Tamara L. Hughes, B. Wayne Hughes, Jr. and Parker Hughes Trust No. 2;

(5) the articles of incorporation, by-laws and stock ownership information for PS OrangeCo., Inc. (“Lock/Box Company”), PS Business Parks, Inc. (previously known as American Office Park Properties, Inc., which was formerly known as Public Storage Commercial Properties Group, Inc.), PSCC, Inc. (“PSCC”), Public Storage Pickup & Delivery, Inc. (“PS Pickup”), and PS Orangeco Partnerships, Inc. (collectively, the “Corporate Affiliates”);

(6) the ruling request letters, dated March 19, 1995 and June 7, 1995, submitted to the IRS on behalf of the Company, and the ruling letter dated October 4, 1995, issued by the IRS in response thereto and the ruling request letters dated July 30, 1996, December 23, 1996, and March 4, 1997 and the ruling letter dated May 16, 1997 issued by the IRS in response thereto (the “Ruling Requests”);

(7) the Amendment to the Amended Management Agreement dated August 8, 1995;

(8) the Agreement and Plan of Merger by and among Storage Trust Realty (“Storage Trust”), the Company, and Merger Sub, dated as of November 12, 1998, as amended (the merger pursuant to such agreement is referred to hereafter as the “Storage Trust Merger”); and

(9) such other instruments and documents related to the organization and operation of the Company as we have deemed necessary or appropriate.

The opinions set forth in this letter also are premised on certain written representations of PS Business Parks, Inc. contained in a letter addressed to Hogan & Hartson L.L.P. dated on or about the date hereof regarding the assets, operations, and activities of PS Business Parks, Inc. (the “PS Business Parks Representation Letter”) and certain written representations of the Company contained in a letter dated on or about the date hereof regarding the assets, operations and activities of the Company and PS Orangeco Partnerships, Inc., including whether the Company has satisfied and will continue to satisfy the stock ownership and gross income requirements applicable to REITs following the PSMI Merger and the Storage Trust Merger (the “Management Representation Letter”).

Public Storage, Inc.

                    , 2006

We have made such factual and legal inquiries, including examination of the documents set forth above, as we have deemed necessary or appropriate for purposes of our opinions. For purposes of rendering our opinions, however, we have not made an independent investigation or audit of the facts set forth in any of the above-referenced documents, including the Registration Statement, the Management Representation Letter, and the PS Business Parks Representation Letter. We consequently have relied upon the representations contained therein and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects relevant to our opinions. Without limiting the foregoing, we have not undertaken to review and determine the tax status, as a partnership for federal income tax purposes, of each limited partnership and each limited liability company in which the Company owns an interest (collectively, the “Partnership Subsidiaries”). Instead, we have, with the Company’s consent, relied upon the Company’s representations, set forth in the Management Representation Letter, as to the status of these entities for federal income tax purposes. If any one or more of these entities were to be classified as an association taxable as a corporation for federal income tax purposes, and the Company were considered to own more than 10% of the outstanding voting securities of such entity (or for taxable years beginning after December 31, 2000, more than either (i) 10% of the voting power or (ii) 10% of the total value of the outstanding securities of such entity, unless the entity were to qualify and elect to be treated as a “taxable REIT subsidiary” under the applicable provisions of the Code), that would preclude the Company from qualifying as a “real estate investment trust” for federal income tax purposes and therefore would have a material adverse impact on the opinions set forth herein.

In our review, we have assumed, with your consent, that all of the obligations imposed by any documents on the parties thereto, have been and will be performed or satisfied substantially in accordance with their terms. Moreover, we have assumed that each of the Company, the Corporate Affiliates (and any other corporate entities in which the Company owns an interest), and the Partnership Subsidiaries has been and will continue to be operated substantially in the manner described in the Registration Statement, the Ruling Requests, the Management Representation Letter and the relevant articles of incorporation and other organizational documents. We also have assumed the genuineness of all signatures, the proper execution of all documents that are executed, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Finally, we have assumed that any statement in the PS

Public Storage, Inc.

                    , 2006

Business Parks Representation Letter or in the Management Representation Letter that is made “to the knowledge of”, “belief of” or similarly qualified is correct and accurate, and that such representation or statement will continue to be correct and accurate, without such qualification.

We also have assumed for the purposes of this opinion, without inquiry with respect thereto, that (i) the Company is a validly organized and duly incorporated corporation under the laws of the State of California, (ii) the provisions of the Shareholders’ Agreement and Article IV of the Amendment to the Company’s Restated Articles of Incorporation are fully enforceable in the manner set forth therein under the laws of the State of California, and (iii) each class or series of shares of stock of the Company (including the shares of Equity Stock, Series A (which shares were issued pursuant to a Certificate of Determination filed with the California Secretary of State on June 27, 1997 or November 9, 1999)) that is issued and outstanding is and has been at all times validly issued and enforceable in accordance with its terms under the laws of the State of California. In the event any of the statements, representations, or assumptions upon which we have relied in rendering this opinion is incorrect or incomplete, our opinion could be adversely affected and may not be relied upon.

Opinions

Based upon the foregoing, and subject to the various assumptions, limitations, and qualifications set forth in this letter, we are of the opinion that:

(1) the Company is organized and currently operates in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and the Company’s proposed method of operation (as described in the Registration Statement and the Management Representation Letter) will enable the Company to continue to meet the requirements for qualification and taxation as a REIT for the taxable year ending December 31, 2006, and for subsequent taxable years; and

(2) the portions of the discussion in the Registration Statement under the sections entitled “THE MERGER – Material United States Federal Income Tax Consequences Relating to Public Storage’s Taxation as a REIT” and “– Material United States Federal Income Tax Consequences Relating to the Ownership and Disposition of Public Storage Common Shares”, to the extent that they describe United States federal income tax law, are accurate in all material respects.

Public Storage, Inc.

                    , 2006

An opinion of counsel merely represents counsel’s best judgment with respect to the probable outcome on the merits and is not binding on the IRS or the courts. There can be no assurance that positions contrary to our opinion will not be taken by the IRS or that a court considering the issues would not hold contrary to such opinion.

We assume no obligation to advise you of any new developments in the application or interpretation of the federal income tax laws subsequent to the date of this opinion letter, and we are not undertaking to update the opinion letter from time to time.

The Company’s qualification and taxation as a REIT depends upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code and described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of distributions to stockholders, and the diversity of its share ownership. Hogan & Hartson L.L.P. will not review the Company’s compliance with these requirements on a continuing basis. No assurance can be given that the actual results of operations of the Company, the sources of its income, the nature of its assets, the level of distributions to its shareholders and the diversity of its share ownership for any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT.

In this regard, we are expressing our opinion only as to the specific matters set forth in the first paragraph under the caption “Opinions.” It should be noted that among the representations that we are relying on is a representation as to the absence of any earnings and profits of PSMI or Storage Trust at the time of the PSMI Merger and the Storage Trust Merger. We specifically are not rendering an opinion as to whether PSMI or Storage Trust had current or accumulated earnings and profits at the time of the PSMI Merger and the Storage Trust Merger. There can be no assurance, however, that the IRS will not examine the tax returns of PSMI, Storage Trust, their predecessors and their affiliates for all years prior to the PSMI Merger and the Storage Trust Merger and propose adjustments to increase their taxable income, which could result in the Company being considered to have undistributed “earnings and profits,” in which event the Company would not qualify as a REIT for such year and possibly subsequent years. For a discussion of

Public Storage, Inc.

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certain of the considerations associated with these issues, we direct your attention specifically to the discussions of these matters contained in the Registration Statement under the caption “THE MERGER – Material United States Federal Income Tax Consequences Relating to Public Storage’s Taxation as a REIT.” In addition, we specifically are not rendering an opinion as to the status of Shurgard as a REIT. We have not and are not making any inquiries with respect thereto.

We consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and to the references therein to us. In giving this consent, we do not thereby admit that we are an “expert” within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

HOGAN & HARTSON L.L.P.

Exhibit 8.2

[Dated as of the Effective Date]

DRAFT – 5/18/06

Public Storage, Inc.

701 Western Avenue

Glendale, California 91201-2349

Shurgard Storage Centers, Inc.

1155 Valley Street, Suite 400

Seattle, Washington 98109-4426

Re: Acquisition of Shurgard Storage Centers, Inc. by Public Storage, Inc.

Ladies and Gentlemen:

We have acted as special tax counsel to Shurgard Storage Centers, Inc., a Washington corporation (the “Company”), in connection with the transactions contemplated pursuant to the Agreement and Plan of Merger dated as of March 6, 2006 (the “Merger Agreement”) by and among the Company, Public Storage, Inc., a California corporation (“Parent”) and ASKL Sub LLC, a Delaware limited liability company and an indirect subsidiary of Parent (“Merger Sub”), pursuant to which the Company shall be merged with and into Merger Sub (the “Merger”). In connection with the registration of shares under the Securities Act of 1933, as amended (the “Securities Act”), as described in the registration statement on Form S-4 filed by Parent on April 20, 2006 with the Securities and Exchange Commission, as amended through the date hereof (the “Registration Statement”), we have been asked to provide an opinion regarding certain issues relating to the Company’s status and taxation as a real estate investment trust (a “REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”). Any capitalized term not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement.

The opinion set forth in this letter is based upon relevant provisions of the Code, Treasury regulations promulgated thereunder (including proposed and temporary Treasury regulations) and interpretations of the foregoing as expressed in court decisions, administrative determinations, and legislative history as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in modifications of our opinion. Furthermore, some of the issues under existing law that could significantly affect our opinion have not yet been authoritatively addressed by the Internal Revenue Service (the “IRS”) or the courts.

                    , 2006

This opinion is premised upon certain written representations of the Company contained in a certificate to us dated as of the date hereof. Furthermore, in rendering our opinion, we have examined such statutes, regulations, records, certificates and other documents as we have considered necessary or appropriate as a basis for such opinion, including, but not limited to, the following: (1) the Merger Agreement, (2) the Registration Statement, (3) the various partnership, limited partnership, and limited liability company agreements, as amended or restated as of the date hereof, of subsidiary partnerships, limited partnerships and limited liability companies in which the Company owns, directly or constructively, an interest (the “Subsidiary Partnerships”), (4) the governing documents for the subsidiaries of the Company (the “Subsidiaries”), and (5) the articles of incorporation of the Company, as amended (the “Articles of Incorporation”).

For purposes of our review, we have assumed that all of the representations and statements set forth in the documents we reviewed are true and correct and all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms. Moreover, we have assumed that the Company, its Subsidiaries and each Subsidiary Partnership have been operated in the manner described in the Registration Statement, the Articles of Incorporation, and the relevant partnership agreements, limited liability company agreements or other organizational documents. We also have assumed the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made.

Based upon, and subject to, the foregoing and the paragraphs below, we are of the opinion that (i) the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT under Sections 856 through 860 of the Code for each of its taxable years ended December 31, 1994 through December 31, 2005, (ii) the Company’s current organization and method of operation should permit the Company to qualify as a REIT under the Code through the effective time of the Merger, taking into account the transactions contemplated under the Merger Agreement and, (iii) while the matter is not free from doubt, either (x) no material portion of any income realized by the Company under Section 987 of the Code as a result of the sale of assets in the Merger should fail to be treated as income from sources referred to in Sections 856(c)(2) and (3) of the Code, or (y) substantially all of any such income realized by the Company under Section 987 of the Code should be excluded in determining whether or not the Company satisfies the income tests set forth in Sections 856(c)(2) and (3) of the Code.

This opinion is limited to the United States federal income tax matters described herein, and, except as expressly set forth herein, we express no opinion with respect to any

                    , 2006

tax or other consequences of the Merger or any other transactions contemplated by the Merger Agreement, the applicability or affect of any other federal laws, the laws of any other jurisdiction or as to any matters of municipal law or the laws of any other local agencies within any state. Our opinion is not binding on the IRS. Hence, although we believe that our opinions set forth herein will be sustained if challenged, there can be no assurance that the IRS will not assert that the Company does not qualify as a REIT for United States federal income tax purposes, particularly since the determination of whether the Company qualifies as a REIT depends upon numerous factual issues as to which we are relying on representations of the Company. We undertake no obligation to update the opinions expressed herein after the date of this letter.

We are furnishing this opinion in our capacity as special tax counsel to the Company, and this opinion is solely for the benefit of the Company and Parent. This opinion may not be distributed, relied upon for any purpose by any other person, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent, except as set forth below.

We hereby consent to the filing of this opinion as Exhibit 8.2 to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, nor do we admit that we are experts with respect to any part of the Registration Statement within the meaning of “expert” as used in the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,

PERKINS COIE LLP

[DRAFT FORM OF OPINION]

[                    , 2006]

Public Storage, Inc.

701 Western Avenue

Glendale, California 91201

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”) of Public Storage, Inc., a California corporation (“PSA”), relating to the proposed merger (the “Merger”) of Shurgard Storage Centers Inc., a Washington corporation (“Shurgard”), with and into ASKL Sub LLC, a Delaware limited liability company and indirect subsidiary of PSA (“ASKL Sub LLC”).

We have participated in the preparation of the discussion set forth in the section entitled “THE MERGER—Material United States Federal Income Tax Consequences of the Merger” in the Registration Statement. In our opinion, such discussion, insofar as it summarizes United States federal income tax law, is accurate in all material respects.

For purposes of our opinion, we have relied, with the consent of PSA, the consent of PSA Institutional Partners. L.P., a California limited partnership (“PSA Institutional Partners”) and the consent of ASKL Sub LLC, a Delaware limited liability company (“ASKL Sub LLC”) upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained in the joint certificate of the officers of PSA, PSA Institutional Partners and ASKL Sub LLC dated the date hereof, and have assumed that such statements and representations will be accurate and complete as of the effective time of the Merger (as if made as of such time) and that all such statements and representations made to the knowledge of any person or entity or with similar qualification

Public Storage, Inc.

are and will be true and correct as if made without such qualification. We have also relied upon the accuracy of the Registration Statement, including the joint proxy statement/prospectus forming a part thereof.

In addition, we have assumed that (i) the transaction will be consummated in accordance with the provisions of the Agreement and Plan of Merger dated as of March 6, 2006, by and among Shurgard, PSA and ASKL Sub LLC (the “Agreement”), and as described in the Registration Statement (and no transaction or condition described therein and affecting this opinion will be waived by any party), (ii) the statements concerning the transaction and the parties thereto set forth in the Agreement are true, complete and correct, and the Registration Statement is true, complete and correct and (iii) PSA, PSA Institutional Partners, Shurgard and ASKL Sub LLC will treat and report the Merger for United States federal income tax purposes in a manner consistent with the United States federal income tax consequences described in the section of the Registration Statement entitled “THE MERGER—Material United States Federal Income Tax Consequences of the Merger.” If any of the above described assumptions are untrue for any reason or if the transaction is consummated in a manner that is different from the manner described in the Agreement or the Registration Statement, our opinion may be adversely affected.

Our opinion is limited to the specific United States federal tax issues addressed herein and does not address the discussions set forth in the sections entitled “THE MERGER—Material United States Federal Income Tax Consequences Relating to Public Storage’s Taxation as a REIT” and “THE MERGER—Material Federal Income Tax Consequences Relating to the Ownership and Disposition of Public Storage Common Shares” in the Registration Statement.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references therein to us. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

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